QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.
Computation of Net Income per Class A Unit (unaudited)
(in thousands, except per unit data)

	Three months ended September 30,		Nine months ended June 30,
	2001	2000	2001	2000
Net income	$485	$929	$771	$1,056
Class A Unitholders (ownership percentage)	x99%	x99%	x99%	x99%

Net income allocable to Class A Unitholders	$481	$920	$764	$1,045

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income per Class A Unit	$0.06	$0.12	$0.10	$0.14

QuickLinks

ML MACADAMIA ORCHARDS, L.P. Computation of Net Income per Class A Unit (unaudited) (in thousands, except per unit data)